Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


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[NEWMONT LOGO]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                              NEWS RELEASE
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MEDIA CONTACT:                                      INVESTOR CONTACT:
Doug Hock                                           Wendy Yang
303-837-5812                                        303-837-6141



NEWMONT ACQUIRES RELEVANT INTEREST IN MORE THAN 66 PERCENT OF
NORMANDY SHARES
o     REMAINING CONDITIONS TO ACQUISITIONS OF NORMANDY AND FRANCO-NEVADA
      WAIVED

DENVER, TORONTO and SYDNEY, 15 February 2002 -- Newmont Mining Corporation (NYSE:NEM) announced today that it has acquired a relevant interest in more than 66 percent of the shares of Normandy Mining Limited (ASX:NDY) (calculated on a fully-diluted basis) and has declared its bid free of all remaining conditions. All remaining conditions necessary for completion of Newmont's acquisitions of Normandy and Franco-Nevada Mining Corporation Limited (TSE:FN) now have been satisfied or waived.

As previously announced, Newmont will complete its acquisition of Franco-Nevada on 16 February 2002. Following the close of ASX trading on Wednesday, 20 February, Newmont will pay all Normandy shareholders who accepted Newmont's bid prior to 7:00 p.m. Sydney time on 15 February. Shareholders who subsequently accept Newmont's bid for Normandy will be paid within five business days, as provided under the terms of the bid. The bid for Normandy is scheduled to expire on 26 February at 7:00 p.m. Sydney time (3 a.m. New York time).

Wayne W. Murdy, Chairman, President and Chief Executive Officer of Newmont, stated, "We thank the Newmont, Normandy and Franco-Nevada shareholders for helping us to create the world's premier gold company. This achievement is just the beginning of what we believe is an exciting future for the new Newmont, its stockholders, its employees and the members of the broader communities that are associated with it. The shareholders' endorsement of the combination is a very satisfying conclusion to the process that we embarked upon in November."

Newmont will:

o have the highest reserve base and highest annual production of gold in the world;

o be one of the best capitalized gold companies, with the financial strength to develop attractive projects;

o operate a diversified portfolio of world-class operations with balanced political risk;

o offer investors the most leverage to a rising gold price of any major producer;





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o     benefit from consistent cash flow (even in a low gold price environment)
      generated by the high margin royalty and investment business of Franco-Nevada, which will operate as a division of the combined company; and

o have a strong, seasoned management team and employees committed to delivering shareholder value.

Mr. Murdy said, "We intend to build upon this outstanding platform, be the leader in the continuing rationalization of the industry globally and concentrate on large mining districts, such as Nevada, Peru and Western Australia. Our management team will be strengthened with the addition of key individuals from Normandy and Franco-Nevada. Pierre Lassonde, Co-Chief Executive Officer of Franco-Nevada, will join Newmont as our new President."

Commencing on Wednesday, 20 February, Newmont's Canadian Exchangeable Shares will begin trading on The Toronto Stock Exchange under the symbol "NMC". Trading in Newmont CDIs is expected to commence on the Australian Stock Exchange on Monday, 25 February under the symbol "NEM".

Normandy shareholders with questions as to how to accept Newmont's bid may call Newmont's stockholder information line at 1 800 507 507 (toll-free within Australia), 1 888 750 5835 (toll-free within the United States or Canada) or +61 2 9278 9331 (if outside Australia, the United States or Canada).


                                    # # #


IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.




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ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

















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